SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from to .

Commission file number: 333-

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.

2000 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.

1400 Lake Hearn Drive

Atlanta, Georgia 30319

Page Number in This Report

ITEMS 1 AND 2

FINANCIAL STATEMENTS

Independent Auditors’ Report	5

Statement of Net Assets Available for Benefits as of December 31, 2001	6

Statements of Changes in Net Assets Available for Benefits for the period from January 1, 2002 to March 31, 2002 (date of termination) and for the year ended December 31, 2001	7

Notes to Financial Statements	8

EXHIBIT

Consent of Deloitte & Touche LLP	10

EXHIBIT INDEX

Exhibit

Number

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX COMMUNICATIONS, INC.

2000 EMPLOYEE STOCK PURCHASE PLAN

Date: March 31, 2003	By: /s/ Andrew A. Merdek
Andrew A. Merdek
Corporate Secretary

INDEPENDENT AUDITORS’ REPORT

Sponsor and Participants

Cox Communications, Inc.

2000 Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the Cox Communications, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2001, and the related statements of changes in net assets available for benefits for the period from January 1, 2002 to March 31, 2002 (date of termination) and for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from January 1, 2002 to March 31, 2002 (date of termination) and for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/S/    DELOITTE & TOUCHE LLP

Atlanta, Georgia

March 28, 2003

COX COMMUNICATIONS, INC.
2000 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

ASSET:
Receivable from Plan Sponsor	$19,468,350

LIABILITY:
Distribution due to Plan participants	(19,468,350)

Net assets available for benefits	$—

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2002 TO MARCH 31, 2002 (DATE OF TERMINATION)

AND YEAR ENDED DECEMBER 31, 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Employee contributions	$2,287,133	$15,160,101
Transfer from Plan Sponsor (Note 1)	19,281,736

Total Additions to Net Assets	$21,568,869	$15,160,101
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to active Plan participants	(19,281,736)
Withdrawals from Plan	(2,473,747)	(4,222,892)
Change in distributions due to active Plan participants	186,614	(10,937,209)

Total Deductions from Net Assets	$(21568,869)	$(15,160,101)

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS
	—	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—	—

End of period	$—	$—

See notes to financial statements.

COX COMMUNICATIONS, INC.

2000 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND FOR THE PERIOD FROM JANUARY 1, 2002 TO MARCH 31, 2002  (DATE OF TERMINATION) AND FOR THE YEAR ENDED DECEMBER 31, 2001

01.	PLAN TERMINATION

The Cox Communications Employee Stock Purchase Plan (the “Plan”) was terminated on March 31, 2002. The Plan Sponsor transferred the employee withholdings held by the Plan Sponsor to purchase 890,838 initial shares subscribed. The liability of $19,281,736 for distribution due to active participants at March 31, 2002 was satisfied through the issuance of 558,264 shares of stock and cash payments for fractional shares to 5,547 active Plan participants.

2.	DESCRIPTION OF PLAN

The Cox Communications, Inc. 2000 Employee Stock Purchase Plan (the “Plan”) was a self-funded contributory stock purchase plan, which provided employees the option to purchase stock at a discounted price.

General—The Plan was adopted by Cox Communications, Inc. (the “Plan Sponsor”) on March 1, 2000 to allow eligible employees to purchase Plan Sponsor stock (up to 2,000,000 shares in the aggregate) at a discounted price. Eligible employees were employees of the Plan Sponsor regularly scheduled to work 20 hours or more per week, including any such person on an authorized leave of absence. There were four entry dates on which eligible employees could commence participation under the Plan, including April 1, 2000, October 1, 2000, April 1, 2001, and October 1, 2001. Any eligible employee who was employed on a grant date (January 3, 2000, August 1, 2000, February 1, 2001, and August 1, 2001) was eligible to participate in the Plan as of the entry date that immediately followed such grant date. If an eligible employee elected not to participate on such entry date, he or she would not be permitted to participate in the Plan at any later date. The purchase price per share offered under the Plan with respect to any grant date was determined as the lower of 85% of the fair market value of the share as of such grant date or 90% of the fair market value of the Share at the end of the offering period. Shares were offered to eligible employees for subscription during the period beginning with the applicable grant date and ending on the date 45 days after the grant date (the (“Subscription Period”); provided that the Subscription Period with respect to the initial grant date under the Plan shall end 60 days after the grant date. Unless an employee had previously withdrawn from the Plan, shares were issued on April 1, 2002 based on contributions as of that date. Employee payroll deductions under the Plan were included with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

Contributions—Contributions to the Plan were made by the participants based on the amount of participant elections. Contributions to the Plan were included with the general assets of the Plan Sponsor. Participants’ contributions were limited to $13,000 during the purchase period from April 1, 2000 to March 31, 2002. Contributions were made primarily through automatic payroll deductions

Distributions—Upon written request, participants could withdraw their total contributions or reduce their contributions prospectively. Distributions were made in either cash or stock, with cash payments for any fractional shares. These two options were also available to an individual whose employment terminated due to death or retirement.

Administrative Expenses—The Compensation Committee of the Board of Directors of the Plan Sponsor administered the Plan. The expenses of administering the Plan were paid by the Plan Sponsor.

Vesting and Termination—At all times, each Plan participant had a fully vested, nonforfeitable right to all cash amounts withheld from his or her paychecks.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represented accumulated payroll deductions less amounts disbursed for withdrawals. The liability due to participants represented accumulated payroll deductions to be disbursed to Plan participants for the purchase of Plan Sponsor stock.

4.	INCOME TAXES

The right to purchase shares of common stock under the Plan was intended to constitute an option granted by the Plan Sponsor pursuant to an (“employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, be treated in accordance with the provisions thereof.

An employee was not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee’s compensation did not reduce the amount of his or her income for tax purposes.